SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)1

RTW Retailwinds, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

May 6th, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 488,055
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 488,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%
14	TYPE OF REPORTING PERSON IA, PN

1	NAME OF REPORTING PERSONS KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,465,649
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,465,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,465,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 952,326
	8	SHARED VOTING POWER 3,465,649
	9	SOLE DISPOSITIVE POWER 952,326
	10	SHARED DISPOSITIVE POWER 3,465,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,417,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.77%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo Fund, LP (“Phlilotimo”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Kanen Wealth Management, LLC (“KWM”) were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 2,977,594 Shares beneficially owned by KWM is approximately $5,745,997.18 including brokerage commissions. The aggregate purchase price of the 488,055 Shares beneficially owned by Philotimo is approximately $224,677.54 including brokerage commissions. The aggregate purchase price of the 952,326 Shares beneficially owned by Mr. Kanen is approximately $2,062,622.85, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,228,262 Shares outstanding as of December 2, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 12, 2019.

A.	Philotimo

(a)	As of the close of business on May 6th, 2020, Philotimo beneficially owned 488,055 Shares.

Percentage: Approximately 0.75%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 488,055
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 488,055

(c)	The transactions in the Shares by Philotimo during the 60 days prior to the filing of this filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on May 6th, 2020, KWM beneficially owned 2,977,594 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 488,055 Shares owned by Philotimo.

Percentage: Approximately 5.31%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,465,649
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,465,649

(c)	The transactions in the Shares by KWM during the 60 days prior to the filing of this filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on May 6th, 2020, Mr. Kanen directly beneficially owned 957,200 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 2,977,594 Shares owned by KWM and (ii) 488,055 Shares owned by Philotimo.

Percentage: Approximately 6.77%

(b)	1. Sole power to vote or direct vote: 488,055
2. Shared power to vote or direct vote: 3,465,649
3. Sole power to dispose or direct the disposition: 488,055
4. Shared power to dispose or direct the disposition: 3,465,649

(c)	The transactions in the Shares by Mr. Kanen during the 60 days prior to the filing of this filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of KWM during the 60 days prior to the filing of this filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Kanen Wealth Management, LLC in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2020

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Sale of Common Stock	151,422	0.2011	04/17/2011
Sale of Common Stock	400,000	0.2514	04/17/2011
Sale of Common Stock	165,000	0.2212	04/22/2020
Sale of Common Stock	159,147	0.2981	05/04/2020
Sale of Common Stock	500,000	0.3987	05/07/2020

DAvid Kanen

No transactions during the period

philotimo fund, LP

(1)	507	N/A	04/22/2020
(2)	1,195	0.1754	04/14/2020
(1)	7,386	N/A	04/03/2020
(1)	5,703	N/A	04/03/2020
(1)	14,312	N/A	03/17/2020

(1)	Client initiated ACAT of account to another institution.
(2)	Client initiated liquidation of account directly through account custodian.